Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Entegris, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-53382) on Form S-8 of Entegris, Inc. of our reports dated October 2, 2003, with respect to the consolidated balance sheets of Entegris, Inc. and subsidiaries as of August 30, 2003 and August 31, 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended August 30, 2003, and the related financial statement schedule, which reports appear in the August 30, 2003, annual report on Form 10-K of Entegris, Inc. Our reports refer to a change in the method of accounting for goodwill in fiscal 2002.

/s/ KPMG LLP

Minneapolis, Minnesota

November 26, 2003